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Exhibit 99.1

IESI-BFC LTD.

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2009

March 31, 2010

 TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS	1
FINANCIAL DISCLOSURE	2
THE CORPORATION	2
IESI-BFC'S INDUSTRY	6
BUSINESS OF THE IESI-BFC GROUP	8
RISK FACTORS	17
DIVIDENDS AND CAPITAL STRUCTURE	35
MANAGEMENT	39
MARKET FOR SECURITIES	43
MATERIAL CONTRACTS	44
AUDIT COMMITTEE INFORMATION	45
INTERESTS OF EXPERTS	46
ADDITIONAL INFORMATION	46
SCHEDULE A — AUDIT COMMITTEE CHARTER	i

 IESI-BFC LTD.
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2009
DATED MARCH 31, 2010

        The information in this annual information form is given as of March 31, 2010 unless otherwise indicated.

        All dollar amounts in this annual information form are stated in U.S. dollars unless otherwise indicated. References in this annual information form to tonnes are to metric tonnes and references to U.S. tons are to imperial tons. One tonne is equal to 1.1023 U.S. tons. This annual information form contains capitalized technical and other terms that are specific to the operations of IESI-BFC Ltd. ("IESI-BFC" or the "Corporation") and its subsidiaries and the non-hazardous solid waste management industry.

FORWARD-LOOKING STATEMENTS

        This annual information form contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events. These statements generally can be identified by the use of forward-looking words or phrases such as "believe", "expect", "anticipate", "may", "could", "intend", "intent", "belief", "estimate", "plan", "foresee", "likely", "will", "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results, performance or achievements to differ materially from those expressed or implied by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved.

        Numerous factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by forward-looking statements, including, without limitation, the following:

  •
  downturns in the worldwide economy;

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  our ability to obtain, renew and maintain certain permits, licenses and approvals;

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  our financial obligations to pay closure costs and post-closure costs at our landfills;

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  the requirement to obtain performance or surety bonds, letters of credit and insurance;

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  restrictive covenants and other requirements of our debt instruments;

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  interest rate fluctuations;

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  our ability to execute our acquisition strategy;

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  increased capital requirements on account of future acquisitions;

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  our ability to manage the growth of our business;

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  loss of contracts;

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  reliance on third-party disposal customers;

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  geographic and customer concentration;

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  labor and employment matters;

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  fuel cost fluctuations;

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  reliance on key personnel;

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  impairment to our assets;

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  uninsured and underinsured losses;

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  the stringent requirements of, and the potential for changes to, applicable legislation and governmental regulations;

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  our compliance with environmental regulations;

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  liabilities resulting from contamination by hazardous substances;

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  climate change regulations;

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  competition;

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  provincial, state and local government requirements under which landfill alternatives are encouraged;

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  foreign exchange exposure;

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  our use of accounting estimates and judgments;

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  the adoption of new accounting standards; and

  •
  potential deficiencies in internal control over financial reporting and disclosure controls and procedures.

        In addition, numerous factors specific to our proposed merger with Waste Services, Inc. ("WSI"), could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements. These factors are outlined in greater detail in this annual information form.

        The list of factors above is illustrative, and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this annual information form are qualified by these cautionary statements. The forward looking statements in this annual information form are made as of the date of this annual information form and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

FINANCIAL DISCLOSURE

        Please refer to the management's discussion and analysis of the financial condition and results of operations of the Corporation for the year ended December 31, 2009 for a detailed description of Adjusted EBITDA and other financial measures used by the Corporation.

THE CORPORATION

        IESI-BFC was originally incorporated on May 20, 2009. On May 27, 2009, BFI Canada Ltd. amalgamated with IESI-BFC and the amalgamated company continued under the name IESI-BFC Ltd.

        IESI-BFC is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the "OBCA") on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares of BFI Canada Ltd. in exchange for ordinary trust units ("Units") of the Fund, and 11,137,744 special voting shares ("Special Shares") were issued to IESI Corporation ("IESI"), the former holder of the Fund's Class A Unit that carried indirect voting rights for the former equity investors in IESI (the "Retained Interest Holders"). As a result of the Conversion, IESI-BFC owns, directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        IESI-BFC did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented. The board of directors (the "Board of Directors") and senior management of IESI-BFC is comprised of the former members of the board of trustees of the Fund and senior management of IESI-BFC Holdings Inc. and its wholly-owned subsidiaries, BFI Canada Inc., IESI and their respective subsidiaries.

        The head and principal office of IESI-BFC is located at 135 Queens Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1 (telephone number: (416) 741-5221). The following diagram sets forth IESI-BFC's organizational structure following an internal reorganization completed during the second quarter of 2009. For simplification, this diagram omits certain wholly-owned holding or operating companies.

Note:
(1)    Formerly BFI Canada Ltd.

Existing Structure of the Canadian and U.S. Operating Companies

Canadian Operating Companies

        IESI-BFC Holdings Inc. is a holding company and direct subsidiary of IESI-BFC that wholly owns BFI Canada Inc., which in turn wholly owns two Canadian operating subsidiaries incorporated under the laws of Canada, BFI Usine de Triage Lachenaie Ltée ("BFI Usine") and Entreprise Sanitaire F.A. Ltée. ("F.A.").

        BFI Canada Inc. owns all of the outstanding securities of Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., the owner and operator of the Ridge landfill, located near Chatham, Ontario.

        In this annual information form, "Ridge" refers to Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., "BFI Canada" refers to BFI Canada Inc. and its direct and indirect subsidiaries representing, collectively, the Canadian operating companies, "IESI" refers to IESI Corporation and its direct and indirect subsidiaries representing, collectively, the U.S. operating companies, "IESI-BFC Group" refers to IESI-BFC Holdings Inc. and its Canadian and U.S. subsidiaries including BFI Canada and IESI, respectively.

U.S. Operating Companies

        IESI, which is wholly owned by IESI-BFC Holdings Inc., is a holding company that owns Total Waste Systems, Inc. and IESI OK Corporation, both of which were incorporated in Oklahoma, IESI MO Corporation, a Missouri corporation, IESI AR Corporation, an Arkansas Corporation, IESI TX Corporation, a Texas corporation, IESI MD Corporation, a Maryland corporation, and the following subsidiaries incorporated under the laws of Delaware: IESI LA Corporation, IESI NJ Corporation, IESI NY Corporation, IESI PA Corporation and Winters Bros. Waste Systems, Inc. (collectively the "IESI Operating Companies"). All of the IESI Operating Companies, except Total Waste Systems, Inc., IESI OK Corporation, and IESI MD Corporation, in turn wholly own certain U.S. operating subsidiaries as follows: (i) IESI TX Corporation owns the following two Delaware corporations, IESI TX GP Corporation and IESI DE LP Corporation, and IESI DE LP Corporation is the sole limited partner of IESI TX Landfill, LP, a Texas limited partnership; (ii) IESI NY Corporation owns Seneca Meadows, Inc., incorporated in New York; (iii) IESI PA Corporation owns IESI PA Bethlehem Landfill Corporation, incorporated in Delaware and IESI Blue Ridge Landfill Corporation, incorporated in Pennsylvania; (iv) IESI MO Corporation owns IESI MO Landfill Corporation, a Missouri corporation and IESI St. Louis, LLC, a Missouri limited liability company; (v) IESI LA Corporation owns IESI LA Landfill Corporation, incorporated in Delaware, and Coastal Waste Services, Inc., a Louisiana corporation; (vi) IESI LA Landfill Corporation owns Central Louisiana Waste, LLC, a Louisiana limited liability company; (vii) IESI AR Corporation owns IESI AR Landfill Corporation, a Arkansas corporation; (viii) IESI NJ Corporation owns IESI NJ Recycling Corporation, incorporated in Delaware; and (ix) Winters Bros. Waste Systems, Inc. owns the following New York corporations: Winters Bros. Management Services Corp., Winters Bros. Recycling Corp., Winters Bros. Transfer Station Corp., Winters Brothers Recycling East End, Inc. and the following New York limited liability companies: Winters Waste Services of New York, LLC., Excel Recycling, LLC., Winters MSW Holdings, LLC., Winters Holtsville Transfer Station, LLC., Winters Bros. Paper Recycling, LLC., and Medford Transfer, LLC, which owns Medford II, LLC., a New York limited liability company.

        Pursuant to the Conversion, IESI-BFC issued Special Shares to IESI for the benefit of the holders of the participating preferred shares of IESI ("Participating Preferred Shares"). The Special Shares entitle the holder to exercise voting and other rights as shareholder of IESI-BFC as though the holder held the number of common shares of IESI-BFC ("Shares") that would be owned by the holders of the Participating Preferred Shares assuming the exercise in full of the IESI Exchange Rights (as defined below). In particular, the Special Shares enable the holder to vote on all matters at any meeting (including resolutions in writing) of the holders of Shares and the Special Shares, on the basis of one vote for each Share for which the Participating Preferred Shares are exchangeable (the "IESI Exchange Rights"), other than with respect to the election of directors. So long as the holder of the Special Shares is entitled to designate at least one director of IESI-BFC as described herein, all votes attaching to the Special Shares and any Shares held by holders of the Participating Preferred Shares are deemed to be voted in favor of the directors nominated for election by the Governance and Nominating Committee, subject to certain conditions under the second amended and restated securityholders' agreement dated June 30, 2009, as may be amended from time to time (the "Second Amended and Restated Securityholders' Agreement"), and the transaction agreement dated November 28, 2004 between the Fund, certain of its affiliates and IESI.

        Upon the completion of the Conversion, certain existing governance rights of the Retained Interest Holders were modified, so that they were exercised in respect of IESI-BFC rather than the Fund and IESI Holdings Inc. These rights were substantially unchanged from the governance rights of the Fund prior to the Conversion and are set out in the Second Amended and Restated Securityholders' Agreement. The Second Amended and Restated Securityholders' Agreement sets out certain rules with respect to the governance of IESI-BFC and its subsidiaries and establishes the respective rights of their securityholders as to board representation, approval rights in respect of certain transactions, exchange rights and related matters.

        The Second Amended and Restated Securityholders' Agreement provides for a seven member Board of Directors and creates obligations for the parties to nominate and/or vote for the election of certain representatives to that board. The number of members of the board cannot be changed so long as the Retained Interest Holders own at least 10% of the then-outstanding Shares (calculated on a fully diluted basis), including Shares that could be acquired upon exercise of the IESI Exchange Rights. The Second Amended and Restated Securityholders' Agreement also prescribes the establishment of specified committees of the Board of Directors and their respective mandates, as well as the composition of those committees.

        IESI-BFC anticipates that, pursuant to a mandatory exchange provision in the Second Amended and Restated Securityholders' Agreement governing the Participating Preferred Shares (the "Mandatory Exchange"), all remaining outstanding Participating Preferred Shares shall have been exchanged for Shares in 2010. In conjunction with the Mandatory Exchange, the outstanding Special Shares that are held by IESI for the benefit of the holders of Participating Preferred Shares will be redeemed and the Second Amended and Restated Securityholders' Agreement terminated.

 IESI-BFC'S INDUSTRY

        The North American non-hazardous solid waste management industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste (including household and yard waste). Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered by the non-hazardous solid waste management industry are summarized below.

        Collection.    Collection of non-hazardous solid waste is from commercial, industrial and residential customers. Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large rectangular roll-off containers from manufacturing businesses or construction and demolition (C&D) sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners' associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a landfill or a recycling facility.

        Transfer Stations.    Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Non-hazardous solid waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal facilities or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle non-hazardous solid waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to receive certain specialized waste, such as C&D debris.

        Landfills.    Landfills are the primary waste disposal facilities for all types of non-hazardous solid waste. Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

        Other Disposal Facilities.    Other alternative disposal facilities include composting facilities, digestion, incineration or thermal processing. Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power. Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products. Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often with the process producing electricity or steam. Thermal processing involves the conversion of wastes into gasses, sometimes referred to as syngases, which are often used to produce power or synthetic fuels.

        Recycling.    Recovery and recycling involve operations in which certain types of waste material (including wood, paper, cardboard, plastic, glass, aluminium and other metals) are sorted, processed and resold as recycled material. In many jurisdictions, commercial, industrial and residential customers pay a fee for the removal of recyclable waste from their premises. After collection and sorting, purchasers generally pay a fluctuating spot market price for recycled materials. Waste for which there is no market is shipped to a disposal facility, typically a landfill.

        The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring substantial expertise, labor and capital resources. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices. In addition, the industry displays the following characteristics:

        Recession Resistance.    The non-hazardous solid waste management industry meets an essential need of communities and businesses. Waste management services remain a necessity regardless of the level of economic activity. Revenues from commercial waste collection services generally do not decrease significantly during periods of slower economic activity because the number of pick-ups required by commercial waste generators generally does not materially change during such periods. The volume of waste collected at each commercial waste pick-up may decrease during periods of slower economic activity due to changes in consumption patterns, resulting in decreased disposal costs for hauling companies. The reduction in tipping volumes will result in decreased revenues for landfill operators. IESI-BFC believes that revenues from residential non-hazardous solid waste management services are not as volume sensitive because the number of households for which collection services are provided does not generally change in periods of slower economic activity. Revenues from industrial waste collection services are, however, thought to be more closely tied to economic conditions due to the sensitivity of the C&D and manufacturing sectors to changes in the economy.

        Vertical Integration.    Vertical integration in the non-hazardous solid waste management industry, or "internalization", is the collection and disposal of waste by a waste management company into its own transfer station, landfill or other waste disposal facility or recycling facility. Internalization enables costs to be controlled by avoiding third-party landfill tipping fees and allows for greater asset utilization within the business. Larger operators with greater financial resources, expertise and experience are able to build, through market development initiatives and acquisitions, vertically-integrated, cost-effective operations consisting of collection operations, transfer stations, landfills or other waste disposal facilities and recycling facilities. Vertically-integrated companies can be assured of access to a landfill or other waste disposal facilities on favorable terms and of a steady supply of waste at such facilities, which is needed in order to economically operate these facilities. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills close and collected waste is often transported further from collection markets. Generally, the larger and most profitable industry operators are those companies that are vertically integrated in their operations, and thereby have greater control over their waste stream from collection to disposal.

        Consolidation.    The North American non-hazardous solid waste management industry generated approximately $60 billion in revenue in 2009. Seven public companies generate approximately 40% of these revenues, with the remaining revenues being generated by privately-owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. IESI-BFC believes that this consolidation will continue, mainly as a result of the ability of larger operators to achieve economies of scale and cost pressures and landfill closures brought about by regulatory changes and stringent environmental regulation, enforcement and compliance costs. As a consequence, non-hazardous solid waste management companies are generally operating larger, longer-term landfills that service larger geographical areas. Larger waste management companies are also generally able to achieve greater internalization from their operations.

BUSINESS OF THE IESI-BFC GROUP

Overview

        As noted previously, IESI-BFC Group includes the collective operations of IESI-BFC Holdings Inc., Ridge, BFI Canada, IESI and their respective subsidiaries.

Recent Developments

        On November 11, 2009, IESI-BFC, WSI and IESI-BFC Merger Sub, Inc. ("Merger Sub") entered into a merger agreement (the "Merger Agreement") pursuant to which IESI-BFC agreed to acquire WSI. The agreement provides for Merger Sub to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC. WSI and IESI-BFC currently expect to complete the merger in the second calendar quarter of 2010, subject to, among other things, receipt of required WSI stockholder approval and regulatory approvals. If the merger is completed, each outstanding share of WSI common stock (other than shares owned by WSI, IESI-BFC, Merger Sub or their subsidiaries, which will be cancelled) will be converted into the right to receive 0.5833 Shares for each share of WSI common stock, with cash paid in lieu of fractional common shares.

        On July 16, 2009, IESI-BFC announced that it had elected to report its financial results in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and in U.S. dollars commencing with its results for the second quarter ended June 30, 2009. Prior to this time, IESI-BFC had reported its quarterly and annual financial results in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and in Canadian dollars.

        On June 30, 2009, IESI-BFC completed an internal reorganization including, among other things, the dissolution of the Fund.

        On June 10, 2009, IESI-BFC closed an offering of 14,950,000 Shares for total gross proceeds of $149.5 million. IESI-BFC applied the net proceeds of the offering against the outstanding borrowings under the U.S. Credit Facility (as defined below).

        On June 5, 2009, IESI-BFC listed its Shares for trading on the New York Stock Exchange ("NYSE") under the symbol "BIN", and changed its Toronto Stock Exchange ("TSX") symbol to "BIN".

        On March 6, 2009, IESI-BFC closed an offering of 8,500,000 Shares for total gross proceeds of C$80.75 million. On March 27, 2009, IESI-BFC announced that the syndicate of underwriters involved in the offering exercised their over-allotment option in full to purchase an additional 1,275,000 Shares at C$9.50 per Share, for gross proceeds of C$12,112,500. The closing of the over-allotment option occurred on March 30, 2009. IESI-BFC applied the net proceeds of the offering and the over-allotment option against a portion of the outstanding borrowings under the U.S. Credit Facility.

        On October 1, 2008, the Fund completed its conversion from an income fund to a corporate structure by way of a court-approved plan of arrangement under the OBCA, pursuant to which IESI-BFC acquired all of the assets and assumed all of the liabilities of the Fund. On October 2, 2008, Shares began trading on the TSX under the symbol "BFC" and, concurrently, the Units of the Fund were delisted from trading on the TSX.

        Effective October 1, 2008, IESI-BFC entered into a Fourth Amending Agreement to its Fourth Amended and Restated Canadian Credit Agreement. The amending agreement recognized the structural change from an income trust to a corporation and had no impact on the committed amounts, maturity dates or pricing.

        Effective August 6, 2008, IESI-BFC entered into a Fifth Amendment to its Amended and Restated Revolving Credit and Term Loan Agreement (as so amended, the "U.S. Credit Facility"). The Fifth Amendment extends the maturity of the U.S. revolving credit facility to January 21, 2012, increases the U.S. revolving credit facility commitment to $588.5 million from $575 million, and decreases the accordion feature from $50 million to $36.5 million. In addition, the Fifth Amendment increases the applicable margin on the pricing grid by one quarter of one percent throughout. All other significant terms remain unchanged.

        Effective August 1, 2008, IESI-BFC remarketed $45 million of IRBs (as defined below). The amended and restated IRBs, which originally bore interest at LIBOR less an applicable discount, currently bear interest at 6.625% for a term of five years.

        Effective July 30, 2008, the Fund entered into a Third Amending Agreement to its Fourth Amended and Restated Credit Agreement. The Third Amending Agreement increased the Canadian revolving credit facility commitment from C$150 million to C$305 million and decreased the accordion feature from C$50 million to C$45 million. In addition, the Third Amending Agreement increased the pricing grid by one quarter of one percent and modified one financial covenant. All other significant terms of the agreement remained unchanged by the amendment.

        On August 31, 2007, IESI acquired Winters Bros. Waste Systems, Inc. ("Winters Bros."), an integrated non-hazardous solid waste services provider based in Westbury, New York, for total cash consideration, including acquisition and related costs, of approximately C$306 million. Winters Bros. provides collection, transfer and recycling services to commercial and industrial businesses, residences, municipalities and construction sites, primarily in Long Island, and operates eight transfer stations and multiple collection operations.

        Effective August 28, 2007, all of the necessary permits for the expansion of IESI-BFC's Seneca Meadows landfill were obtained. Based on current volumes, management of IESI-BFC expects the operating life of the site to extend through 2023.

        On April 5, 2007, the Fund closed an offering of 3,565,000 Units, including the full exercise of the over-allotment option, for total gross proceeds of approximately C$93 million. The Fund applied the net proceeds of the offering against advances from its U.S. revolving credit facility.

        Effective March 21, 2007, the Fund entered into a Second Amending Agreement to its Fourth Amended and Restated Credit Agreement. The second amendment increased the total committed Canadian credit segment to C$150 million from C$80 million and the total available credit from this facility, subject to lender consent, to C$200 million from C$120 million. The maturity date of the agreement was extended to May 30, 2011 from June 30, 2010, subject to one-year extensions.

        Effective March 28, 2007, the Fund entered into a new 15 year agreement for variable rate demand solid waste disposal revenue bonds ("IRBs") in the state of Texas. The IRBs were made available to a maximum of $24 million, to fund a portion of landfill construction activities, and equipment, vehicle and container expenditures in the Fund's Texas operations. The IRBs bear interest at a discount to LIBOR. A portion of the Fund's drawings under this facility were used to repay the Fund's U.S. revolving credit facility, and the balance used to finance landfill construction activities, and equipment, vehicle and container expenditures.

IESI-BFC Overview

        IESI-BFC is one of the largest vertically integrated waste management companies in North America. IESI-BFC's comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. IESI-BFC's commercial, industrial and residential customers rely on its services to meet their recurring waste management needs. As of December 31, 2009, IESI-BFC served approximately 170,000 commercial and industrial customers and approximately 1.7 million residential customers in 61 markets across 10 states and the District of Columbia in the U.S. and five Canadian provinces. IESI-BFC believes it holds a top three market share position by number of collection routes in over 80% of the markets in which it operates.

        IESI-BFC's operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. IESI-BFC believes that collection density provides it flexibility to pursue various strategies to drive revenue growth, margin expansion and cash flow generation. IESI-BFC's 73 collection operations are supported by its extensive asset footprint, including 33 transfer stations, 22 landfills and 22 recycling facilities. The integration of IESI-BFC's collection operations with IESI-BFC's transfer and disposal assets enhances the operating leverage in its business model. IESI-BFC's ability to internalize a significant portion of the waste it collects augments IESI-BFC's margin profile and the positioning of its local market operations. IESI-BFC focuses on markets where its can implement its operational philosophy to optimize return on assets and drive additional growth and profitability.

        IESI-BFC benefits from longstanding relationships with many of its commercial, industrial and residential customers, which provide a high degree of stability to its business. The majority of IESI-BFC's revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years. These contracts provide IESI-BFC with visible, recurring revenue and typically provide it with the ability to make annual indexed fee adjustments and the ability to pass through fuel, environmental, commodity and other surcharges in order to mitigate increasing expenses. Many of its contracts with commercial and industrial customers automatically renew after their current term.

        IESI-BFC is highly focused on tracking productivity-based operating metrics and managing its business to optimize returns against its asset base. IESI-BFC believes that improving asset utilization drives its growth and profitability. It has a proven track-record of employing its operating strategy, having generated revenue, Adjusted EBITDA and free cash flow compound annual growth rates of approximately 8.7%, 6.4% and 35.8% respectively, in 2007, 2008 and 2009. IESI-BFC generated revenues of $1,008.5 million and adjusted net income of $60.1 million for the fiscal year ended December 31, 2009 and its adjusted EBITDA was $290.4 million for the same period.

IESI-BFC Operations

        IESI-BFC operates in 61 markets across North America. In the United States, IESI-BFC provides its services in 41 markets, which include 53 collection operations, 28 transfer stations, 17 landfills and 11 recycling facilities. IESI-BFC's U.S. operations are primarily focused on two geographic regions: the South Region, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi; and the Northeast Region, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. IESI-BFC's Canadian operations provide its services in 20 markets, which include 20 collection operations, five transfer stations, five landfills, 11 recycling facilities and one landfill gas-to-energy facility. IESI-BFC's Canadian operations are located in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

Service and Asset Footprint

        Commercial and Industrial Collection.    As at December 31, 2009, IESI-BFC provided collection services to approximately 170,000 commercial and industrial customers. IESI-BFC provides hand collection and containerized services to a wide variety of commercial and industrial customers. Most commercial and industrial customers are provided with containers that are designed to be lifted mechanically and either emptied into a collection vehicle's compaction hopper or, in the case of the large roll-off containers, to be loaded onto the collection vehicle. IESI-BFC's standard commercial containers generally range in size from one to eight cubic yards and roll-off containers generally range in size from 10 to 40 cubic yards.

        Residential Collection.    As of December 31, 2009, IESI-BFC provided collection services to approximately 1.7 million residential customers.

        Transfer Stations.    IESI-BFC operates 33 transfer stations, which are located near many of its collection routes and which receive the non-hazardous solid waste that has been collected by its own and third-party collection vehicles. IESI-BFC typically uses subcontractors to transport the waste from its transfer stations to its own or third-party landfills. Transfer station fees are generally based on the cost of processing, transporting and disposing the waste.

        IESI-BFC believes that its transfer stations benefit it by aggregating waste from a wider area, thereby improving the utilization of collection personnel and equipment. This increases the volume of waste disposed of at the landfills that IESI-BFC operates. IESI-BFC believes that, as increased regulations and public pressure restrict the development of landfills in urban and suburban areas, transfer stations will increasingly be used as an efficient means to process and transport waste to landfills and other disposal sites.

        Landfills.    IESI-BFC owns or operates 22 landfills. IESI-BFC monitors the available permitted disposal capacity of its landfills on a regular basis and evaluates whether to seek to expand this capacity. In making this evaluation, IESI-BFC considers various factors, including the volume of waste disposed of at the landfill, available acreage, the likelihood of obtaining the necessary approvals and permits and the costs associated with these items.

        Recycling.    IESI-BFC owns or operates 22 recycling facilities. IESI-BFC's recycling services include collection of recyclable materials from commercial, industrial and residential customers, for which it charges collection and processing fees. IESI-BFC's recycling operations also process for sale certain recyclable materials, such as paper, plastics and aluminium, which are marketed as commodities and are subject to significant price fluctuations. IESI-BFC's recycling operations are either separate full-service recycling facilities or are recycling operations operating along with one of its transfer station operations.

        Landfill Gas.    IESI-BFC's Seneca Falls, New York and Bethlehem, Pennsylvania landfills have landfill gas recovery systems that transfer methane gas from the landfill to independently-owned facilities at which the gas is converted into electricity. IESI-BFC also owns and operates a power generating plant located at its Lachenaie site, which collects landfill gas, cleans the gaseous residue and then uses the cleaned gas to power reciprocating engines that produce electricity. This plant produces approximately 3.7 megawatts of electrical power annually, the equivalent of providing the required electricity to approximately 2,500 homes. The electrical power generated at the Lachenaie site is sold to Hydro Québec under a 25 year contract that commenced in January 1996 at fixed rates per year, with annual increases generally based on a pre-determined formula.

Regional Overview

U.S. South

        IESI-BFC's South Region operations serve customers in the states of Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi. The South Region currently serves approximately 66,000 commercial and industrial customers and 936,000 residential customers. In this region, IESI-BFC operates 43 collection operations, 16 transfer stations, 11 solid waste landfills, three C&D landfills and three recycling facilities. A substantial portion of its operations in this region are fully or partially integrated. IESI-BFC's South Region's internal volume is approximately 53% of the total volume received at its landfills. IESI-BFC has 303 exclusive municipal contracts generating more than 40% of the South Region's revenue.

U.S. Northeast

        IESI-BFC's Northeast Region services customers located in the states of New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. The Northeast Region currently serves approximately 33,000 commercial and industrial customers and over 25,000 residential customers. In this region, IESI-BFC operates 10 collection operations, 12 transfer stations, three solid waste landfills and eight recycling facilities. IESI-BFC has 31 municipal contracts in the Northeast Region, providing a variety of commercial, industrial and residential collection services and transfer station services consisting of transfer and disposal.

        IESI-BFC's Northeast Region collection and transfer station operations primarily serve the New York City and Long Island markets. The New York City market is the largest solid waste market of any city in the United States. One of the three solid waste landfills IESI-BFC owns in the Northeast market is its Seneca Falls, New York landfill. The Seneca Falls landfill is the largest landfill in the State of New York, as measured by average daily volume. Under IESI-BFC's municipal contracts with New York City, it transfers and disposes of up to 2,250 U.S. tons per day of residential solid waste collected in New York City. IESI-BFC is one of approximately seven companies that New York City has contracted with to service its collected residential solid waste. In 2009, IESI-BFC's Northeast Region's internal volume is approximately 42% of the total volume received at its landfills.

Canada

        IESI-BFC's Canadian operations service approximately 74,500 commercial and industrial customers and 721,000 residential customers in British Columbia, Alberta, Manitoba, Ontario and Québec. IESI-BFC's Canadian operations include 20 collection operations, five transfer stations, four owned landfills and 11 recycling facilities and one landfill gas-to-energy facility. IESI-BFC also operates one landfill. In 2009, IESI-BFC's Canadian operations internalized approximately 67% of the total volume of the waste that they handled.

Landfill Matters

        The following tables reflect the estimated remaining operating lives in years for the landfills that IESI-BFC owns or operates under contractual agreements, and are based on its internal estimates of remaining and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2009. The estimated remaining operating lives assume the renewal of required operating permits.

	Operating lives in years As of December 31, 2009
	0 to 5	6 to 10	11 to 20	21 to 30	31 to 40	41 to 50	51+	Total
Owned Landfills	1	4	2	2	3	—	5	17
Operated Landfills(1)	1	2	2	—	—	—	—	5

	2	6	4	2	3	—	5	22

(1)
The estimated remaining lives for operated landfills are based on the contractual life, not the life of the site.

        The following tables reflect landfill airspace activity for active landfills owned or operated by IESI-BFC in the United States for the year ended December 31, 2009.

	Balance as of December 31, 2008	New Expansions Undertaken	Landfills Acquired, Net of Divestitures	Permits Granted	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2009
Permitted airspace:
U.S. Tons (in thousands)	124,368	0	8,648	0	(5,255)	3,774	131,535
Number of sites	16	0	1	0	0	0	17
Expansion airspace:
U.S. Tons (in thousands)	71,387	23,401	(1,368)	0	0	(3,911)	89,509
Number of sites	7	2	(1)	0	0	0	8

Total available disposal capacity:
U.S. Tons (in thousands)	195,755	23,401	7,280	0	(5,255)	(137)	221,044
Number of sites	16		1				17

        The following tables reflect landfill airspace activity for active landfills owned by IESI-BFC in Canada for the year ended December 31, 2009.

	Balance as of December 31, 2008	New Expansions Undertaken	Landfills Acquired, Net of Divestitures	Permits Granted	Airspace Consumed	Changes in Engineering Estimates	Balance as of December 31, 2009
Permitted airspace:
Tonnes (in thousands)	26,250	0	0	12,500	(2,653)	0	36,097
Number of sites	4	0	0	0	0	0	4
Expansion airspace:
Tonnes (in thousands)	21,250	0	0	(12,500)	0	154	8,904
Number of sites	1	0	0	0	0	0	1

Total available disposal capacity:
Tonnes (in thousands)	47,500	0	0	0	(2,653)	154	45,001
Number of sites	4		0				4

Equipment

        In the United States, IESI-BFC owns more than 1,394 waste collection vehicles and 437 support vehicles. The average age for IESI-BFC's routed collection vehicles is approximately five to six years. IESI-BFC also owns various other equipment, including, carts, containers, commercial compactors and 340 pieces of heavy equipment used at its U.S. landfills, transfer stations, and recycling facilities.

        In Canada, IESI-BFC owns approximately 518 routed waste collection vehicles and approximately 59 pieces of heavy equipment used in IESI-BFC's landfill operations. The average age of its routed waste collection vehicles is between five and six years.

        IESI-BFC believes that its vehicles and equipment are well maintained and adequate for its current operations. IESI-BFC intends to make investments in additional equipment for expansion and replacement of assets and in connection with future acquisitions as needed.

Sales and Marketing

        IESI-BFC's sales and marketing organization operates on a decentralized basis. Each district has its own direct sales and marketing group, which works under the direction of a district manager or a sales manager who reports to the district manager. Each member of IESI-BFC's sales team is responsible for monitoring existing and new customers for opportunities to acquire new business. Sales representatives are required to travel within their assigned territories on a daily basis to call upon potential new customers and existing customers to ensure customer satisfaction, update service agreements and explore prospects for additional business. IESI-BFC maintains a small corporate sales group that provides overall strategic sales and marketing direction to the district managers and establishes policies, training programs and reporting guidelines for sales compensation, hiring practices and performance expectations. IESI-BFC also markets its services to national accounts from its corporate office.

Competition

        The North American non-hazardous solid waste management industry is competitive and highly fragmented. Competition in the non-hazardous solid waste management industry comes from a number of large, national, publicly owned companies, including Waste Management, Inc. and Republic Services, Inc., several regional companies, such as Veolia Environmental Services, Waste Connections, Inc. and Casella Waste Systems, Inc., and numerous mid-size to small privately owned companies. Some of IESI-BFC's competitors have significantly larger operations and significantly greater financial resources than IESI-BFC has. In addition to national and regional firms and numerous local companies, IESI-BFC competes in a few markets with municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax-exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        IESI-BFC competes for collection accounts primarily on the basis of price and the quality of its services. In each market in which IESI-BFC operates a landfill, it competes for landfill business on the basis of disposal costs, geographical location and quality of operations. IESI-BFC's ability to obtain landfill volume may be limited by the fact that integrated collection companies also operate landfills to which they send their waste.

Regulation

        The non-hazardous solid waste management industry in Canada and the United States is subject to extensive and changing laws and regulations relating to environmental protection, health and safety, land use, transportation and related matters. These include, among others, laws and regulations governing the licensing, use, treatment, storage and disposal of solid non-hazardous and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste, location, permitting and expansion of solid waste facilities, greenhouse gas emissions and the remediation of contamination associated with the release of hazardous substances.

        More stringent industry regulations have caused operating and capital costs to rise. Applicable regulations require more stringent engineering of non-hazardous solid waste landfills and may require liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are combined with increased financial reserve requirements for non-hazardous solid waste operators relating to closure and post-closure monitoring. As a result, the number of non-hazardous solid waste landfills is declining while the average size of each landfill is increasing.

Employees

        As of December 31, 2009, IESI-BFC had approximately 4,214 employees. Approximately 1,200, or 28%, of IESI-BFC's employees are covered by collective bargaining agreements. IESI-BFC believes that its relationship with its employees is generally good.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Reliance on Customer Contracts

        IESI-BFC depends on third-party disposal customers at its landfills, and IESI-BFC cannot provide assurance that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce IESI-BFC's revenues and profitability. For the year ended December 31, 2009, approximately 54% of the total tonnage received by its landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, IESI-BFC depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        IESI-BFC cannot provide assurance that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. IESI-BFC also cannot provide assurance that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for IESI-BFC. Decreases could occur if new landfills open, if IESI-BFC's existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if it is unable to increase its gate rates to correspond with its increasing costs of operations. In addition, new contracts for disposal services entered into by IESI-BFC may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.

Trademarks

        IESI-BFC's U.S. operations are operated under the trademark "IESI." IESI-BFC's Canadian operations are operated under the trademark "BFI Canada." BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with IESI-BFC's Canadian operations. IESI-BFC is not affiliated with Browning-Ferris Industries, Inc.

Organizational Structure

        Please see "The Corporation" and "Existing Structure of the Canadian and U.S. Operating Companies" above for information regarding the organizational structure of IESI-BFC.

Property, Plants and Equipment

        For information regarding IESI-BFC's properties, plants and equipment, please see "IESI-BFC Overview," "Service and Asset Footprint," "Regional Overview," "Landfill Matters" and "Equipment" under "Business of the IESI-BFC Group" above.

        In addition, IESI-BFC leases various offices and facilities.

        For information regarding environmental issues that may affect IESI-BFC's utilization of the assets, please see "Regulation" above.

Legal Proceedings

        IESI-BFC is subject to certain lawsuits and other claims arising in the ordinary course of business. IESI-BFC does not believe that the resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. IESI-BFC's predecessor and certain of its subsidiaries operating in the Long Island, New York, market were named as defendants in a class action antitrust suit filed on May 5, 2008 by members of a class that had purchased small containerized waste disposal services. The plaintiffs allege a conspiracy to restrain trade and a wilful attempt to monopolize from May 5, 2004 to the present and seeks damages in an amount to be determined, which may be trebled under U.S. anti-trust laws. On February 4, 2009, the United States District Court for the Eastern District of New York dismissed all of the plaintiffs' claims in response to the defendants' motion to dismiss, except for the claim of attempted monopolization. IESI-BFC believes that this remaining claim is without merit and intends to defend the matter vigorously. The case is currently in discovery.

RISK FACTORS

        Our business, and an investment in our securities, is subject to certain risks, including those described below and those under the headings "Risks and Uncertainties" and "Outlook" in management's discussion and analysis of the financial condition and results of operations of the Corporation as at and for the year ended December 31, 2009. If any of the events or developments discussed in these risks actually occur, our business, financial condition or results of operations or the value of our securities could be adversely affected. Additional risks and uncertainties not currently known to us, or that are currently considered immaterial, may also materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Business

Downturns in the worldwide economy could adversely affect IESI-BFC's revenues and operating margins.

        IESI-BFC's business is affected by changes in economic factors that are outside its control, including consumer confidence, interest rates and access to capital markets. Although IESI-BFC's services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases its revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, IESI-BFC may also be adversely impacted by its customers' ability to pay it in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. If IESI-BFC's customers do not have access to capital, IESI-BFC's volumes may decline and its growth prospects and profitability may be adversely affected.

IESI-BFC may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that it needs to operate its business.

        IESI-BFC is subject to significant environmental and land use laws and regulations. IESI-BFC's vertical integration strategy depends on its ability to maintain its existing operations, expand its landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, IESI-BFC must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. IESI-BFC also often faces resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of IESI-BFC's existing landfills and transfer stations could hinder vertical integration and impair its business strategy.

IESI-BFC's financial obligations to pay closure and post-closure costs of its landfills could exceed current reserves.

        IESI-BFC has material financial obligations to pay closure and post-closure costs in respect of its landfills. IESI-BFC has estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase IESI-BFC's expenses and cause its net income to decline.

IESI-BFC may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

        If IESI-BFC is unable to obtain performance or surety bonds, letters of credit or insurance, it may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. IESI-BFC typically satisfies these requirements by posting bonds. As of December 31, 2009, IESI-BFC had $218.1 million of such bonds in place. Closure bonds are difficult and costly to obtain. If IESI-BFC was unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair its ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, IESI-BFC's failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit its operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on its business, financial condition and results of operations.

IESI-BFC's existing debt contains restrictive covenants and requires it to meet certain financial ratios and financial condition tests.

        The terms of IESI-BFC's debentures, term loan, revolving credit facilities and variable rate demand solid waste disposal revenue bonds contain restrictive covenants that limit the discretion of its management with respect to certain business matters. These covenants place restrictions on, among other things, IESI-BFC's ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on Shares and Participating Preferred Shares above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require IESI-BFC to meet certain financial ratios and financial condition tests. A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, IESI-BFC cannot provide assurance that IESI-BFC's assets would be sufficient to repay these facilities in full.

IESI-BFC may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of its business, and it may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated.

        IESI-BFC's growth strategy is based, in part, on its ability to acquire other non-hazardous solid waste management businesses. The success of this acquisition strategy will depend, in part, on its ability to:

  •
  identify suitable businesses to buy;

  •
  negotiate the purchase of those businesses on acceptable terms;

  •
  complete the acquisitions within IESI-BFC's expected time frame;

  •
  improve the results of operations of the businesses that IESI-BFC buys and successfully integrate their operations into its own; and

  •
  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

        IESI-BFC may fail to properly complete any or all of these steps.

        Many of IESI-BFC's competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than IESI-BFC does. Increased competition may reduce the number of acquisition targets available to IESI-BFC and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, IESI-BFC may need to change its business strategy.

        IESI-BFC's integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of IESI-BFC's integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties IESI-BFC encounters in the integration process could interfere with its operations and reduce its operating margins. Even if IESI-BFC is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control. As a result, operating margins could be less than IESI-BFC originally anticipated when it made those acquisitions. In such cases, it may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital or intangible assets/landfill assets.

Future acquisitions may increase IESI-BFC's capital requirements.

        IESI-BFC cannot be certain that it will have enough capital or that it will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any non-hazardous solid waste management businesses that it wants to acquire.

IESI-BFC may be unable to successfully manage its growth.

        IESI-BFC's growth strategy will continue to place significant demands on its financial, operational and management resources. In order to continue its growth, IESI-BFC may need to add administrative, management and other personnel, and make additional investments in operations and systems. IESI-BFC cannot provide assurance that it will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

IESI-BFC may lose contracts through competitive bidding or early termination.

        IESI-BFC derives a portion of its revenue from municipal contracts that require competitive bidding by potential service providers. Although IESI-BFC intends to continue to bid on municipal contracts and to re-bid its existing municipal contracts, such contracts may not be maintained or won in the future. IESI-BFC may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to it or at all. These requirements may limit IESI-BFC's ability to bid for some municipal contracts and may favor some of its competitors.

        IESI-BFC also derives a portion of its revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit IESI-BFC's customers to terminate them before the end of the contractual term. Any failure by IESI-BFC to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in its operating revenue and its earnings.

IESI-BFC depends on third-party disposal customers at its landfills and IESI-BFC cannot provide assurance that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce IESI-BFC's revenues and profitability. For the year ended December 31, 2009, approximately 54% of the total tonnage received by IESI-BFC's landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, IESI-BFC depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        IESI-BFC cannot provide assurance that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. IESI-BFC also cannot provide assurance that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for IESI-BFC. Decreases could occur if new landfills open, if IESI-BFC's existing disposal customers fail to renew their contracts, if the volume of waste disposal decreases or if IESI-BFC is unable to increase its gate rates to correspond with its increasing costs of operations. In addition, new contracts for disposal services entered into by IESI-BFC may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.

IESI-BFC's Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations.

        IESI-BFC's Canadian operations are concentrated in 20 markets in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec and are susceptible to those markets' local economies, regulations and seasonal fluctuations.

        IESI-BFC's U.S. operations are geographically concentrated in the northeastern and southern United States and are susceptible to those regions' local economies, regulations and seasonal fluctuations. IESI-BFC operates in the following ten states: Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania and Maryland, as well as the District of Columbia.

        IESI-BFC's U.S. operations derived more than 31.8% of their revenue during 2008 and 32.6% of their revenue for 2009 from services provided in Texas, and more than 41.0% of their revenue during 2008 and 38.7% of their revenue for 2009 from services provided in New York. Accordingly, economic downturns in Texas or New York and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on IESI-BFC's business, financial condition and results of operations.

        In addition, seasonality may temporarily affect IESI-BFC's revenues and expenses. IESI-BFC generally experiences lower construction and demolition ("C&D") debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry thus lowering the volumes of waste handled in IESI-BFC's landfills.

Revenues generated under municipal contracts with New York City represented 4.3% of IESI-BFC's revenues from its operations in 2009. Termination, modification or non-renewal of such contracts could have a material adverse effect on IESI-BFC's business, results of operations and financial condition.

        IESI-BFC attributed 4.4% of its revenue from its operations in 2008 and 4.3% of its revenue from its operations for 2009 to its municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years and included two one-year renewal options at the City's option. The last of the three contracts was renewed in February 2010 for three years, and included two one-year renewals at the City's option. Contracts with New York City can be terminated by New York City upon 10 days' notice. If these contracts are terminated, or if they are not renewed, IESI-BFC may not be able to replace the resulting lost revenue. Such a loss could have a material adverse effect on IESI-BFC's business, financial condition and results of operations.

        In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City's reliance on private transfer stations, such as the ones IESI-BFC operates in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. IESI-BFC has and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that IESI-BFC's existing contracts with the City would be modified, terminated or not renewed.

Some of IESI-BFC's employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize IESI-BFC's employees could divert management's attention from its business or increase its operating cost.

        As of December 31, 2009, approximately 590, or 21%, of IESI-BFC's U.S. employees were covered by collective bargaining agreements negotiated with six separate labor unions. These collective bargaining agreements have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2015. As of December 31, 2009, approximately 600, or 42%, of IESI-BFC's Canadian employees were covered by collective bargaining agreements that have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2012.

        The negotiation or renegotiation of these agreements could divert management's attention away from other business matters. If IESI-BFC is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.

Fluctuating fuel costs impact IESI-BFC's operating expenses and it may be unable to fully offset increased fuel costs through fuel surcharges.

        The price of fuel is unpredictable and fluctuates based on events outside of IESI-BFC's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns, extreme weather and environmental concerns. IESI-BFC needs a significant amount of fuel to operate its collection and transfer trucks, and any price escalations will increase its operating expenses and could have a negative impact on its consolidated financial condition, results of operations and cash flows. IESI-BFC will from time to time, in accordance with the terms of most of its customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, IESI-BFC may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions.

IESI-BFC depends on members of its management team and if it is unable to retain them, its operating results could suffer.

        IESI-BFC's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. IESI-BFC will compete with other potential employers for employees, and it may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder IESI-BFC's business operations and growth.

IESI-BFC may record material charges against its earnings due to any number of events that could cause impairments to its assets.

        In accordance with U.S. GAAP, IESI-BFC capitalizes certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If IESI-BFC determines that a development or expansion project is impaired, IESI-BFC will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that it estimates will be recoverable, through sale or otherwise. IESI-BFC also carries a significant amount of goodwill on its consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. IESI-BFC may be required to incur charges against earnings if it determines that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of its assets to be greater than their fair value, resulting in an impairment to goodwill. Any such charges could have a material adverse effect on IESI-BFC's results of operations.

IESI-BFC cannot assure you that its insurance coverage will be sufficient to cover all losses or claims that it may incur.

        IESI-BFC seeks to obtain and maintain, at all times, insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks, in those amounts, with those insurers, and on those terms it considers appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and IESI-BFC cannot provide assurance that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving its assets or operations.

IESI-BFC is subject to various laws and regulations, which, if violated, could subject it to sanctions or third-party litigation or, if changed, could lead to increased costs or the interruption of normal business operations that would negatively impact its business, results of operations and financial condition.

        IESI-BFC's equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of solid and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.

        IESI-BFC's compliance with regulatory requirements is costly. IESI-BFC may be required to enhance, supplement or replace its equipment and facilities and to modify landfill operations and, if it is unable to comply with applicable regulatory requirements, it could be required to close landfills. IESI-BFC may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure, final closure and post-closure monitoring and obligate IESI-BFC to spend sums in addition to those presently accrued for such purposes.

        Extensive regulations govern the design, operation and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency ("EPA") established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended. If IESI-BFC fails to comply with the Subtitle D regulations, it could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D regulations or their state counterparts may obtain an advantage over IESI-BFC. The financial obligations of IESI-BFC arising from any failure to comply with the Subtitle D regulations could harm its business and earnings.

        Certain of IESI-BFC's waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, IESI-BFC's collection, transfer and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which IESI-BFC operates, it could have material adverse results, including with respect to IESI-BFC's landfills that receive a significant portion of waste originating from out-of-state. In addition, management believes that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states' landfills.

        Collection, transfer and landfill operations for IESI-BFC may also be affected by "flow control" legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by IESI-BFC.

        In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the "Business Integrity Commission"), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay IESI-BFC's consummation of acquisitions in New York City, which could limit its ability to expand its business there.

        From time to time, federal, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If any significant fees are imposed in jurisdictions in which IESI-BFC operates and it is not able to pass the fees through to its customers, its operations and profitability could be negatively affected.

        IESI-BFC must also comply with the requirements of federal, provincial and state laws and regulation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent injury or illness to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects of the various laws and regulations concerning IESI-BFC's business could require it to make material expenditures or otherwise materially adversely affect the way it operates its business, as well as have a material adverse effect on its business, financial condition and results of operations.

IESI-BFC is subject to various environmental requirements, which, if violated, could subject it to sanctions or third-party litigation.

        IESI-BFC could be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of contamination, odours and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which IESI-BFC may be responsible.

        Non-hazardous solid waste management companies are often subject to close scrutiny by federal, provincial, state and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        From time to time, IESI-BFC has received, and may in the ordinary course of business in the future receive, charges, orders, citations or notices from governmental authorities requiring that it take certain actions and/or alleging, among other things, that its operations are not in compliance with its permits or certain applicable environmental or land use laws or regulations. IESI-BFC will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, IESI-BFC may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for IESI-BFC's services and negatively impact its revenue. A significant judgment against IESI-BFC, the loss of a significant permit or license or the imposition of a significant penalty could also have a material adverse effect on IESI-BFC's financial condition and results of operations.

IESI-BFC could be liable for contamination by hazardous substances.

        IESI-BFC could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated properties, including soil or water under its properties, or if such substances from IESI-BFC's properties or operations contaminate or have contaminated the properties of others. IESI-BFC could be liable for this type of contamination even if the contamination did not result from its activities or occurred before it owned or operated the properties. IESI-BFC also could be liable for such contamination at properties to which it transported such substances or arranged to have hazardous substances transported, treated or disposed.

        Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar federal, provincial and state laws, impose joint and several as well as strict liability in connection with environmental contamination, which means that IESI-BFC could have to pay all recoverable damages, even if it did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under environmental laws and their presence, even in minute amounts, can result in substantial liability. While IESI-BFC may seek contribution for these expenses from others, it may not be able to identify who the other responsible parties are and IESI-BFC may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If IESI-BFC incurs such liability under federal, provincial or state laws and if it cannot identify other parties whom it can compel to contribute to IESI-BFC's expenses and who are financially able to do so, it could have a material adverse effect on IESI-BFC's financial condition and results of operations.

        In addition, IESI-BFC has previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, regulated substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature of IESI-BFC's acquisition of these businesses and other factors, IESI-BFC could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties IESI-BFC obtained or obtains in connection with the purchases of these businesses may not be sufficient to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

        If the total cost of compliance or any remediation substantially exceeds IESI-BFC's applicable reserves and insurance coverage, it could have a material adverse effect on its business, financial condition and results of operations.

Governmental authorities may enact climate change regulations that could increase IESI-BFC's costs to operate.

        Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect IESI-BFC's collection and disposal operations. As an example, certain jurisdictions in which IESI-BFC operates are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require IESI-BFC to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make IESI-BFC's operations less profitable, which could adversely affect its results of operations.

IESI-BFC's business is highly competitive, which could reduce its profitability or limit its growth potential.

        The North American non-hazardous solid waste management industry is very competitive. IESI-BFC faces competition from several larger competitors and a large number of local and regional competitors. Some of IESI-BFC's competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the non-hazardous solid waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. IESI-BFC faces competition from these businesses in the markets and regions it currently serves.

        Similar competition may exist in each location into which IESI-BFC tries to expand in the future. In addition to national and regional firms and numerous local companies, IESI-BFC will compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        In each market in which IESI-BFC operates a landfill, IESI-BFC competes for solid waste business on the basis of disposal or "tipping" fees, geographical location and quality of operations. IESI-BFC's ability to obtain solid waste business for its landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which IESI-BFC does not operate a landfill, its collection operations may operate at a disadvantage to fully integrated competitors.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to IESI-BFC's landfills operating at a reduced capacity or force IESI-BFC to charge lower rates.

        Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

  •
  reducing waste at the source, including recycling and composting;

  •
  prohibiting disposal of certain types of waste at landfills; and

  •
  limiting landfill capacity.

        Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

  •
  requiring counties, regions and cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

  •
  prohibiting the disposal of yard waste, tires and other items in landfills.

        These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to IESI-BFC's landfills operating at a reduced capacity or force it to charge lower prices for landfill disposal services.

IESI-BFC routinely makes accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require IESI-BFC to restate its historical financial statements.

        IESI-BFC makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of its assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, IESI-BFC interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if IESI-BFC's auditors or regulators subsequently interpret its application of accounting rules differently, subsequent adjustments could have a material adverse effect on IESI-BFC's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require IESI-BFC to restate its historical financial statements.

The adoption of new accounting standards or interpretations could adversely affect IESI-BFC's financial results.

        IESI-BFC's implementation of and compliance with changes in accounting rules and interpretations could adversely affect its operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that IESI-BFC must comply with are complex and continually changing. While IESI-BFC believes that its financial statements have been prepared in accordance with U.S. GAAP, IESI-BFC cannot predict the impact of future changes to accounting principles or accounting policies on its financial statements going forward.

If IESI-BFC identifies deficiencies in its internal control over financial reporting, IESI-BFC could be required to restate its historical financial statements.

        IESI-BFC may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. The Board of Directors, in coordination with the audit committee, is responsible for assessing its internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in its financial statements being inaccurate and in future adjustments or restatements of its historical financial statements, which could adversely affect its business, financial condition and results of operations.

Risks Related to an Investment in Shares

Dilution of Shareholders

        IESI-BFC is authorized to issue an unlimited number of Shares, an unlimited number of Special Shares and an unlimited number of Preferred Shares issuable in series for that consideration and on those terms and conditions as shall be established by the Board of Directors of the Corporation without the approval of Shareholders. The Shareholders have no pre-emptive rights in connection with such further issues. Subject to the TSX rules requiring shareholder approval, the Corporation may make future acquisitions or enter into financings or other transactions involving the issuance of securities of the Corporation which may be dilutive to existing Shareholders.

Market Conditions

        From time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Shares for reasons unrelated to our performance. The value of our Shares is also subject to market value fluctuations based upon factors which influence our operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.

Uncertainty of Future Dividend Payments and the Level Thereof

        Dividends paid by IESI-BFC may fluctuate. The payment of dividends is subject to the discretion of the Board of Directors, and IESI-BFC's dividend policy and the funds available for the payment of dividends from time to time will be dependent upon, among other things, operating cash flows generated by subsidiaries of IESI-BFC, general business conditions, financial requirements for IESI-BFC's operations and to execute its growth strategy, the satisfaction of solvency tests imposed by the OBCA for the declaration and payment of dividends and other factors that the Board of Directors may in the future consider to be relevant. See "Dividends and Capital Structure".

Risks Related to the Merger with WSI

IESI-BFC and WSI may be subject to business uncertainties and contractual restrictions while the merger is pending.

        IESI-BFC and WSI may be subject to business uncertainties and contractual restrictions while the merger is pending. Uncertainty about the effect of the merger on employees and customers may have an adverse effect on IESI-BFC and WSI. These uncertainties may impair IESI-BFC's and WSI's ability to retain and motivate key personnel, and could cause third parties that deal with IESI-BFC and WSI to defer decisions concerning IESI-BFC or WSI or seek to change existing business relationships with IESI-BFC or WSI. If key employees depart because of uncertainty about their future roles and the potential complexities of integration or third parties adversely change their existing relationship with IESI-BFC or WSI, the business of the combined company following the merger could be harmed. Further, the Merger Agreement restricts IESI-BFC and WSI from making certain acquisitions and taking other specified actions without the consent of the other until the merger occurs. These restrictions may prevent IESI-BFC or WSI from pursuing attractive business opportunities that may arise prior to the completion of the merger.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of IESI-BFC.

        If the merger is not completed, the ongoing business of IESI-BFC may be adversely affected and, without realizing any of the benefits of having completed the merger, IESI-BFC will be subject to a number of risks, including the following:

  •
  IESI-BFC may be required to pay WSI a termination fee of $11 million plus an amount equal to all out-of-pocket costs up to $3.5 million for expenses incurred by WSI in connection with the merger if the Merger Agreement is terminated under certain other circumstances;

  •
  IESI-BFC will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

  •
  matters relating to the merger (including integration planning) may require substantial commitments of time and resources by IESI-BFC management, which could otherwise have been devoted to other opportunities that may have been beneficial to IESI-BFC.

        IESI-BFC also could be subject to litigation related to the merger or any failure to complete the merger or related to any enforcement proceeding commenced against IESI-BFC to perform its obligations under the Merger Agreement. The price of Shares may decline to the extent that the current market price of that stock reflects a market assumption that the merger will be completed and that the related benefits and synergies will be realized, or as a result of the market's perceptions that the merger was not consummated due to an adverse change in IESI-BFC's business. In addition, IESI-BFC's business may be harmed and the prices of its Shares may decline as a result, to the extent that employees and any third parties remain uncertain about the company's future prospects in the absence of the merger. Similarly, current and prospective employees of IESI-BFC may experience uncertainty about their future roles with the resulting company and choose to pursue other opportunities that could adversely affect IESI-BFC if the merger is not completed. This may adversely affect the ability of IESI-BFC to attract and retain key personnel, which could harm the company's business and results. If the merger is not completed, these risks may materialize and may adversely affect IESI-BFC's business, financial results and Share price.

The indebtedness of the combined company following the completion of the merger will be substantially greater than IESI-BFC's indebtedness on a stand-alone basis. This increased level of indebtedness could adversely affect IESI-BFC, including by reducing funds available for other business purposes.

        The indebtedness of IESI-BFC and WSI, net of discounts and including capital lease obligations, as of December 31, 2009 was approximately $655.0 million and $402.0 million, respectively. As a result of the expected repayment of all or part of WSI's indebtedness upon completion of the merger, IESI-BFC expects to draw down on existing and new credit facilities. This increased indebtedness to be incurred by IESI-BFC may have an effect on, among other things, the combined company's existing operations, debt payments, cost of capital, access to capital, restrictions on operations and funds available for other business purposes. As a result of the substantial increase in debt and the cost of that debt, the amount of cash required to service IESI-BFC's increased indebtedness levels and thus the demands on IESI-BFC's cash resources may be significantly greater than the percentage of cash flows required to service the indebtedness of IESI-BFC prior to the merger.

The market value of Shares could decline if large amounts of its Shares are sold following the merger.

        Following the merger, shareholders of IESI-BFC and former stockholders of WSI will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current shareholders of IESI-BFC and stockholders of WSI may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company. If, following the merger, shareholders sell large amounts of Shares, the price of those Shares could decline.

IESI-BFC and WSI may fail to realize the anticipated benefits of the merger, and the integration process could adversely impact IESI-BFC's and WSI's ongoing operations.

        The success of the merger will depend, in part, on the ability to realize the anticipated benefits and cost savings from combining the businesses of WSI and IESI-BFC. The anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected earnings and revenues of the combined company.

        IESI-BFC and WSI have operated independently, and until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect IESI-BFC's and WSI's ability to maintain relationships with clients, customers and employees or to achieve the anticipated benefits of the merger.

        Specifically, issues that must be addressed in integrating the operations of WSI into IESI-BFC's operations in order to realize the anticipated benefits of the merger include, among other things:

  •
  conforming standards, controls, procedures and policies, business cultures and compensation structures between the companies;

  •
  consolidating corporate and administrative infrastructures;

  •
  consolidating sales and marketing operations;

  •
  retaining existing customers and attracting new customers;

  •
  identifying and eliminating redundant and underperforming operations and assets;

  •
  coordinating geographically dispersed organizations; and

  •
  managing tax costs or inefficiencies associated with integrating the operations of the combined company.

        Integration efforts between the two companies will also divert management attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on IESI-BFC's business and results of operations, which may affect the value of Shares after the completion of the merger.

        In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost and anticipated synergies, if achieved at all, may be lower than IESI-BFC expects and may take longer to achieve than anticipated. If IESI-BFC is not able to adequately address these challenges, IESI-BFC may be unable to successfully integrate WSI's operations into its own, or to realize the anticipated benefits of the integration of the two companies.

The required regulatory approvals may not be obtained or may contain materially burdensome conditions that could have an adverse effect on IESI-BFC.

        Completion of the merger is conditioned upon the receipt of certain governmental approvals, including, without limitation, the approval of the merger under the Competition Act (Canada). Although IESI-BFC and WSI have agreed in the Merger Agreement to attempt to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained. In addition, the governmental authorities from which these approvals are required may impose conditions on the completion of the merger or require changes to the terms of the Merger Agreement or the merger. Under the terms of the Merger Agreement, IESI-BFC is required, if necessary to receive the required antitrust and competition approvals, to make divestitures of assets of IESI-BFC or WSI so long as such divestitures do not exceed certain specified limitations. IESI-BFC and/or WSI may also be required to agree to certain other restrictions on their businesses. If IESI-BFC and/or WSI are required to make any divestitures or become subject to any conditions in order to obtain any approvals required to complete the merger, the business and results of operations of the combined company may be adversely affected.

Upon completion of the merger, IESI-BFC may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the merger, which could adversely affect the operation and financial condition of IESI-BFC following the merger.

        The success of IESI-BFC following the completion of the merger will depend in part on the ability of IESI-BFC to retain key employees of both IESI-BFC and WSI and successfully manage the broader organization resulting from the combination of IESI-BFC and WSI. Competition for qualified individuals may be intense and key individuals may depart because of issues relating to the uncertainty and difficulty of integration. Furthermore, IESI-BFC will face challenges inherent in efficiently managing an increased number of employees over large, geographically diverse areas. Accordingly, no assurance can be given that IESI-BFC will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to the combined company's business and negatively impact the combined company's operations and financial condition.

IESI-BFC will incur significant transaction, financing and other costs in connection with the merger.

        IESI-BFC expects to incur a number of non-recurring costs associated with combining the operations of the two companies. The substantial majority of non-recurring expenses resulting from the merger will be comprised of transaction and financing costs related to the merger, facilities and systems consolidation costs and employment-related costs. IESI-BFC will also incur transaction fees and costs related to integration plans. Additional unanticipated costs may be incurred in the integration of the two companies' businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and merger-related costs in the near term, or at all.

The merger may not be accretive and may cause dilution to IESI-BFC's earnings per Share, which may negatively affect the market price of Shares.

        IESI-BFC expects that the merger will be accretive to earnings per Share within two years from completion of the merger. This expectation is based on estimates which may materially change. IESI-BFC could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to IESI-BFC's earnings per Share or decrease or delay the expected accretive effect of the merger and cause a decrease in the price of Shares.

IESI-BFC is a "foreign private issuer" in the U.S. and is permitted to file less information with the U.S. Securities and Exchange Commission than a company incorporated in the United States. Accordingly, there may be less information concerning IESI-BFC publicly available.

        As a "foreign private issuer" IESI-BFC is exempt from rules under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, IESI-BFC's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, IESI-BFC is not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission (the "SEC") as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, IESI-BFC is permitted, under a multi-jurisdictional disclosure system (MJDS) adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning IESI-BFC publicly available than there is for U.S. public companies.

IESI-BFC may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to IESI-BFC.

        More than 50% of IESI-BFC's total assets are located in the United States. In order to maintain its current status as a foreign private issuer, a majority of its Shares must be either directly or indirectly owned by non-residents of the United States. IESI-BFC may in the future lose its foreign private issuer status if a majority of its Shares are held by residents of the United States. The regulatory and compliance costs to IESI-BFC under United States federal securities laws as a United States domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the MJDS. If IESI-BFC is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, it may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers. Finally, if IESI-BFC loses its foreign private issuer status, to the extent that it were to offer or sell its securities outside of the United States, it would have to comply with the generally more restrictive Regulation S requirements that apply to United States companies, which could limit its ability to access the capital markets in the future and create a higher likelihood that investors would require it to file resale registration statements with the SEC as a condition to any such financings.

DIVIDENDS AND CAPITAL STRUCTURE

        At December 31, 2009, IESI-BFC had 82,336,148 Shares outstanding and 11,095,233 Shares were issuable upon the exchange of the Participating Preferred Shares. As of March 31, 2010, there were 82,382,757 Shares outstanding.

Dividends and Distributions

        The regular dividends and distributions declared by IESI-BFC and the Fund, prior to the Conversion, for the period commencing with the distributions declared for December 31, 2007 to December 31, 2009 are set out in the table below.

Record Date	Distribution per Security (C$)	Total Distribution (C$)	Payment Date
January 31, 2007	$0.1515	$8,122,973	February 15, 2007
February 28, 2007	$0.1515	$8,133,405	March 15, 2007
March 30, 2007	$0.1515	$8,178,048	April 16, 2007
April 30, 2007	$0.1515	$8,718,146	May 15, 2007
May 31, 2007	$0.1515	$8,718,146	June 15, 2007
June 30, 2007	$0.1515	$8,718,146	July 16, 2007
July 31, 2007	$0.1515	$8,718,146	August 15, 2007
August 31, 2007	$0.1515	$8,718,146	September 14, 2007
September 28, 2007	$0.1515	$8,718,146	October 15, 2007
October 31, 2007	$0.1515	$8,721,402	November 15, 2007
November 30, 2007	$0.1515	$8,721,487	December 14, 2007
December 31, 2007	$0.1515	$8,721,487	January 15, 2008
January 31, 2008	$0.1515	$8,721,487	February 15, 2008
February 29, 2008	$0.1515	$8,721,487	March 14, 2008
March 31, 2008	$0.1515	$8,721,487	April 15, 2008
April 30, 2008	$0.1515	$8,721,487	May 14, 2008
May 30, 2008	$0.1515	$8,721,649	June 16, 2008
June 30, 2008	$0.1515	$8,721,649	July 15, 2008
July 31, 2008	$0.1515	$8,721,649	August 15, 2008
August 29, 2008	$0.1515	$8,721,649	September 15, 2008
September 30, 2008	$0.1515	$8,721,649	October 15, 2008
October 31, 2008	$0.1515	$8,721,649	November 17, 2008
November 28, 2008	$0.1515	$8,721,649	December 15, 2008
December 31, 2008	$0.04166	$2,398,309	January 15, 2009
March 31, 2009	$0.12500	$8,417,955	April 15, 2009
June 30, 2009	$0.12500	$10,286,705	July 15, 2009
September 30, 2009	$0.12500	$10,286,705	October 15, 2009
December 31, 2009	$0.12500	$10,292,019	January 15, 2010

        IESI-BFC's special dividend record and payment dates, and payment amounts, payable only in 2009, are set out in the table below. It is not anticipated that a special dividend will be paid in 2010.

Record Date	Dividend per Security (C$)	Total Dividend (C$)	Payment Date
March 31, 2009	$0.12500	$8,417,955	April 15, 2009
June 30, 2009	$0.12500	$10,286,705	July 15, 2009
September 30, 2009	$0.12500	$10,286,705	October 15, 2009
December 17, 2009	$0.12500	$10,292,019	December 31, 2009

        The Board of Directors currently has in place a dividend policy pursuant to which it authorizes the declaration and payment of a fixed dividend to be paid to IESI-BFC's shareholders on a quarterly basis. Currently, that fixed dividend is C$0.125 per Share and is paid quarterly. However, the amount of any dividends payable by IESI-BFC is at the discretion of its Board of Directors, taking into consideration IESI-BFC's free cash flow, financial requirements for its operations, the terms of its existing indebtedness, the satisfaction of solvency tests imposed by the OBCA, for the declaration and payment of dividends, and other conditions that may exist from time to time.

IESI-BFC Share Capital

Shares

        Voting.    Holders of Shares are entitled to one vote for each Share held at all meetings of IESI-BFC Shareholders, other than meetings at which only the holders of another class of shares are entitled to vote separately as a class.

        Size of Board of Directors.    IESI-BFC's articles of amalgamation provide that the number of directors must not be less than 3 nor more than 10 as may be determined by special resolution or by the directors (as the directors have been empowered by special resolution to determine the number). A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by shareholders who voted in respect of a resolution or signed by all the shareholders entitled to vote on the resolution.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of IESI-BFC, whether voluntary or involuntary, the holders of Shares are entitled to share pro rata in any distribution of the property or assets of IESI-BFC and subject to the prior rights of holders of any outstanding preferred shares.

        Dividends.    IESI-BFC's constating documents provide that, after payment to the holders of IESI-BFC preferred shares, the holders of Shares shall be entitled to receive any dividend declared by the Board of Directors.

        As of December 31, 2009, Computershare Trust Company ("Computershare") holds 1,119,939 Shares in trust on behalf of participants in IESI-BFC's long term incentive plan (the "LTIP"), recipients of restricted shares and directors of IESI-BFC. Of these Shares, 549,696 Shares were held for IESI-BFC's directors and Canadian employees, including executives, with a book value of C$16,880, and 570,243 Shares were held for IESI-BFC's U.S. employees, including executives, with a book value of C$16,880. Each director of IESI-BFC is required to own Shares having a purchase value equivalent to three times his or her annual retainer. With respect to the LTIP, employer-contributed funds are paid to a trust established for the purpose of holding Shares pursuant to the terms of the LTIP. Separate trusts exist for Canadian-resident and U.S.-resident employees, and the trusts purchase Shares in the market with the contributed funds and hold those Shares in trust for each participant in the LTIP. Restricted shares are issued as an incentive for certain executive management and are purchased by IESI-BFC in the open market and are held in trust for the benefit of executive management.

Preferred Shares

        General.    The preferred shares may be issued at any time and from time to time in one or more series, and the Board of Directors may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions.

        Priority.    The preferred shares rank prior to the Shares and to any other shares of IESI-BFC ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of IESI-BFC. Each series of preferred shares ranks on a parity with every other series of preferred shares.

        Voting.    Except as required by the OBCA, the holders of IESI-BFC preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of IESI-BFC.

        Amendment of Class Provisions.    Approval of amendments to the provisions of the preferred shares as a class may be given in writing by the holders of all the outstanding preferred shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the outstanding preferred shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the shareholders then present or represented by proxy may transact the business for which the meeting was originally called.

        Dividends.    Each series of preferred shares is entitled to receive a quarterly, non-cumulative preferential cash dividend, as and when declared by the Board of Directors, payable on the last day of January, April, July and October in each year calculated quarterly at a specified rate. If, within 30 days after the expiration of any fiscal year of IESI-BFC, the Board of Directors has not declared the dividends or any part of the dividends on such series of preferred shares for such year, then the rights of the holders of such series of preferred shares to such dividend for such quarter shall be extinguished.

Special Shares

        Voting.    IESI-BFC has issued Special Shares to IESI for the benefit of the holders of Participating Preferred Shares. The Special Shares entitle the holder to exercise voting and other rights as shareholder of IESI-BFC as though the holder held the number of Shares that would be owned by the holders of the Participating Preferred Shares assuming the exercise in full of the IESI Exchange Rights. In particular, the Special Shares enable the holder to vote on all matters at any meeting (including resolutions in writing) of the holders of Shares and the Special Shares, on the basis of one vote for each Share for which the Participating Preferred Shares are exchangeable, other than with respect to the election of directors and at meetings at which only the holders of another class of shares are entitled to vote separately as a class. The Participating Preferred Shares are exchangeable into Shares on a one for one hundred basis. So long as the holder of the Special Shares is entitled to designate at least one director of IESI-BFC as described herein, all votes attaching to the Special Shares and any Shares held by holders of the Participating Preferred Shares shall be deemed to be voted in favor of the directors nominated for election by the Governance and Nominating Committee, subject to certain conditions under the Second Amended and Restated Securityholders' Agreement and the transaction agreement dated November 28, 2004 between the Fund, certain of its affiliates and IESI. In addition, under the Corporation's constating documents, the holders of Special Shares are not entitled to vote separately as a class, and are not entitled to dissent upon a proposal to amend the articles of incorporation of IESI-BFC to increase the maximum number of authorized shares of a class or series of a class having rights or privileges equal or superior to the Special Shares or create a new class or series of a class of shares equal or superior to the Special Shares.

        The Second Amended and Restated Securityholders' Agreement provides for a seven member board of directors of IESI-BFC. The number of members of the board may not be changed so long as the Retained Interest Holders own at least 10% of the then-outstanding Shares (calculated on a fully diluted basis), including Shares that may be acquired upon exercise of the IESI Exchange Rights.

        Dividends.    Holders of the Special Shares are not entitled to receive any dividends.

        Redemption Rights.    IESI-BFC may, from time to time, redeem the Special Shares where the holders of Participating Preferred Shares of IESI have given notice that they wish to exchange some or all of their Participating Preferred Shares. The number of Special Shares that IESI-BFC redeems at any time will be equal to one hundred times the number of Participating Preferred Shares exchanged.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of IESI-BFC, whether voluntary or involuntary, the holders of Special Shares are not entitled to share in any distribution of the property or assets of IESI-BFC.

        Subdivision or Consolidation.    None of the Special Shares will be subdivided, consolidated, reclassified or otherwise changed unless the Shares are subdivided, consolidated, reclassified or otherwise changed at the same time and in the same manner.

        Amendment.    The provisions attached to the Special Shares may be changed only with the approval of two-thirds of the votes cast at a meeting of the holders thereof.

Directors

        The Corporation's constating documents provide that the Corporation shall have a minimum of three directors and a maximum of ten directors. The Directors supervise the activities and manage the affairs of the Corporation.

        Directors are appointed at each annual meeting of Shareholders to hold office for a term expiring at the close of the next annual meeting.

Non-Certificated Inventory System

        Registration of interests in and transfers of the Shares are made through the non-certificated inventory system administered by CDS (the "Non-Certificated Inventory System"). Shares are normally purchased, transferred and surrendered for redemption through a participant in the CDS depository service. Accordingly, Shareholders ordinarily exercise their rights through, and all payments or other property to which the Shareholder is entitled, are made or delivered by, CDS or the CDS participant through which the Shareholder holds the Shares. Ordinarily, upon purchase of any Shares, the Shareholder will receive only a customer confirmation from the registered dealer which is a CDS participant and from or through which the Shares are purchased.

        In many jurisdictions, the ability of a beneficial owner of Shares to pledge those Shares or otherwise take action with respect to the Shareholder's interest in those Shares (other than through a CDS participant) may be limited due to the lack of a physical certificate.

Registrar and Transfer Agent

        The Registrar and Transfer Agent for the Shares is Computershare Investor Services Inc., at its principal office in Toronto, Ontario.

MANAGEMENT

Directors and Officers

        Currently, a seven member Board of Directors is responsible for the management of the Corporation. The Corporation has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee and may establish such other committees as the Board of Directors deems appropriate from time to time. The following table sets out, for each of the individuals who serve as the Directors and executive officers of the Corporation, the person's name, municipality of residence, position held, principal occupation and Committee memberships. Each of the Directors was elected at the Corporation's annual meeting of Shareholders held on April 30, 2009 for a term expiring at the following annual meeting, or upon the election of his successor.

Name and Municipality of Residence	Offices Held	Principal Occupation
Keith A. Carrigan Caledon, Ontario Canada	Vice-Chairman, Chief Executive Officer and Director, IESI-BFC; President and Chief Executive Officer, BFI Canada	Vice-Chairman & Chief Executive Officer, IESI-BFC
Charles F. Flood Fort Worth, Texas United States	President and Director, IESI-BFC; President and Chief Executive Officer, IESI	President, IESI-BFC
Joseph D. Quarin Toronto, Ontario Canada	Executive Vice-President and Canadian Chief Operating Officer, IESI-BFC	Canadian Chief Operating Officer, IESI-BFC
Thomas J. Cowee Colleyville, Texas United States	Chief Financial Officer, IESI-BFC; Vice President, Chief Financial Officer, Treasurer and Assistant Secretary, IESI	Vice President and Chief Financial Officer, IESI-BFC
William Chyfetz Toronto, Ontario Canada	Vice President, General Counsel and Secretary, IESI-BFC	Vice President, General Counsel and Secretary, IESI-BFC
Daniel M. Dickinson(1)(2)(3) Northfield, Illinois United States	Director	Managing Partner, Thayer/Hidden Creek Partners
James J. Forese(1)(2)(3) Naples, Florida United States	Director, Non-Executive Chairman	Operating Partner and Chief Operating Officer, Thayer/Hidden Creek Partners
Daniel R. Milliard(1)(2)(3) Port Carling, Ontario Canada	Director	Corporate Director
Douglas Knight(1)(2)(3) Toronto, Ontario Canada	Director	Executive
Joseph H. Wright(1)(2)(3) Toronto, Ontario Canada	Director	Corporate Director

Notes

(1)
Mr. Daniel R. Milliard is the chair of the Governance and Nominating Committee of our Board of Directors. Mr. Daniel M. Dickinson, Mr. Daniel R. Milliard, Mr. James J. Forese, Mr. Joseph H. Wright and Mr. Douglas Knight are members of the Governance and Nominating Committee.

(2)
Mr. Daniel R. Milliard is the chair of the Compensation Committee of our Board of Directors. Mr. Daniel M. Dickinson, Mr. Daniel R. Milliard, Mr. James J. Forese, Mr. Joseph H. Wright and Mr. Douglas Knight are members of the Compensation Committee.

(3)
Mr. James J. Forese is the chair of the Audit Committee of our Board of Directors. Mr. Daniel M. Dickinson, Mr. Daniel R. Milliard, Mr. James J. Forese, Mr. Joseph H. Wright and Mr. Douglas Knight are members of the Audit Committee.

Biographies

        The following are brief profiles of the Directors of the Corporation and the executive officers named above.

  Keith A. Carrigan

        Mr. Carrigan has been the Vice-Chairman and Chief Executive Officer and Director of IESI-BFC and its predecessors since the June 2000 acquisition of their assets from Allied Waste Industries, Inc. and its affiliates. He was responsible for successfully acquiring, assimilating and improving the operations of IESI-BFC after the acquisition. Prior to joining IESI-BFC, Mr. Carrigan was involved in the development and/or management of various non-hazardous solid waste management and recycling businesses. Mr. Carrigan has been involved with the solid waste management industry for most of his career, which spans more than 30 years. Most notably, he was Vice President of Waste Management, Inc. in the United States, and President of Waste Management of Canada Corporation.

  James J. Forese

        Mr. Forese is currently the Non-Executive Chairman and Director of IESI-BFC. Mr. Forese has been a member of the Board of Directors since 2005. Mr. Forese joined Thayer/Hidden Creek Partners in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of Spherion Corporation, as Non-Executive Chairman, and on the board of directors of MISTRAS Group, Inc. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.

  Charles F. Flood

        Mr. Flood has been IESI-BFC's President and a member of the Board of Directors since IESI-BFC's inception. From 1989 to 1995, he was employed with Waste Management, Inc. as Group President from 1993 to 1995 in the northeastern United States and Canada, Regional Vice President from 1991 to 1993 in the south central United States and as Vice President of Operations in Texas from 1989 to 1991. Mr. Flood was President of Laidlaw Waste Services' U.S. solid waste operations from 1986 to 1987. Mr. Flood was President of U.S. and Canadian solid waste operations of GSX Corporation from 1984 to 1986. Mr. Flood was the Region Vice President of the Southern Region of SCA Services, Inc., from 1976 to 1984. Mr. Flood has over 40 years of experience in the solid waste management industry. He has a B.Sc. in Education from the University of Miami and is currently chairman and a Director of the Detachable Container Association. Mr. Flood is also a past director and past Chairman for the Environmental Industry Association, the parent of the National Solid Waste Management Association and Waste Equipment Technology Association.

  Daniel M. Dickinson

        Mr. Dickinson has been a member of the Board of Directors since 2005. He has been employed since 2001 by, and is currently a Managing Partner of Thayer/Hidden Creek Partners, a private equity investment firm located in Washington, D.C. Prior to joining Thayer/Hidden Creek Partners, Mr. Dickinson spent 15 years in mergers and acquisitions, most recently as Co-Head of Global Mergers & Acquisitions at Merrill Lynch. Mr. Dickinson is on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

  Daniel R. Milliard

        Mr. Milliard has been a member of the Board of Directors since April 2002. He previously served as President and Chief Executive Officer of Sunwell Technologies Inc. from August 2007 to September 2008, as Chief Legal and Business Development Officer at Charles Cole Memorial Hospital from July 2005 to June 2006, and Interim Chief Executive Officer of Natural Convergence Inc. from December 2003 to May 2004. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. from September 1999 to February 2003 and President, Chief Operating Officer and a director of Hyperion Communications from May 1992 to March 1999 and from March 1999 to August 1999 Vice Chairman and President. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act ("CCAA"). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks.

  Douglas Knight

        Mr. Knight has been a member of the Board of Directors since November 2007. He is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto.

  Joseph H. Wright

        Mr. Wright has been a member of the Board of Directors since November 2002. He has been the Managing Partner of Barnagain Capital since February 2001. He was formerly Managing Partner of Crosbie & Company Inc., and prior to that he was President and Chief Executive Officer for Swiss Bank Corporation (Canada). During his professional career, Mr. Wright spent 23 years with Citibank as a lending officer, eight and a half years with Burns Fry as an investment banker and two years with Swiss Bank Canada as President. Mr. Wright was an officer and director of Hip Interactive Inc. from August 2002 until April 2005. Hip Interactive Inc. was made the subject of bankruptcy proceedings in July 2005, after Mr. Wright ceased to be an officer and director.

  Thomas J. Cowee

        Mr. Cowee has been Vice President, Chief Financial Officer of IESI-BFC and its predecessors since January 2007, Chief Financial Officer since September 2005 and IESI Corporation's Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary since 2000. From 1997 to 2000, Mr. Cowee was IESI Corporation's Chief Financial Officer, Vice President, Treasurer and Secretary. From 1995 to 1997, he was Assistant Corporate Controller of USA Waste Services, Inc. Prior to that, beginning in 1979, Mr. Cowee held various positions with Waste Management, Inc.: from 1994 to 1995, he was Division Vice President and Controller in its Texas operations, and from 1993 to 1994, he was Vice President and Regional Controller in its Pennsylvania Hauling Region — East Group. Mr. Cowee has over 30 years of financial management experience in the solid waste management industry. Mr. Cowee has a B.Sc. in accounting from Ohio State University.

  William Chyfetz

        Mr. Chyfetz has been Vice President, General Counsel and Secretary of IESI-BFC. and its predecessors since April 25, 2002. He also held various senior management positions with BFI Canada and its predecessors for more than five years prior to BFI Canada Holdings Inc.'s ("BFI Canada Holdings") acquisition of the Canadian assets of Browning-Ferris Industries Ltd. Mr. Chyfetz has a B.Comm. from McGill University and an LL.B. from Osgoode Hall Law School. He is also a Chartered Accountant.

  Joseph D. Quarin

        Mr. Quarin has been the Executive Vice President and Canadian Chief Operating Officer of IESI-BFC since September 2005. Prior to then he was Vice President Finance of BFI Canada Holdings from July 2000 to February 2002 and Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm. from Queen's University, and is a Chartered Accountant.

        The directors and senior executive officers of IESI-BFC and its subsidiaries, as a group, as of March 31, 2010, beneficially own, directly or indirectly, or exercise control or direction over, approximately 1,320,000 Shares, representing approximately 1.6% of the outstanding Shares.

MARKET FOR SECURITIES

        The Shares are listed and traded on the TSX and the NYSE under the symbol "BIN". The following table sets forth the reported price ranges in Canadian dollars and trading volumes for the Shares on the TSX during each month in 2009.

	Toronto Stock Exchange
Month (2009)	High (C$)	Low (C$)	Volume
January	$12.00	$8.00	2,759,580
February	$10.97	$8.11	3,917,688
March	$9.70	$8.11	5,941,000
April	$10.45	$9.17	2,469,977
May	$12.50	$9.86	6,020,848
June	$13.91	$11.06	7,958,627
July	$14.57	$12.85	5,946,845
August	$14.94	$14.16	4,035,369
September	$14.80	$13.55	6,072,245
October	$14.20	$13.30	4,071,162
November	$15.17	$13.27	6,642,828
December	$17.05	$14.76	6,565,101

        The following table sets forth the reported price ranges in U.S. dollars and trading volumes for the Shares on the NYSE from June 5, 2009, the date the Shares were listed on the NYSE, to December 31, 2009.

	New York Stock Exchange
Month (2009)	High ($)	Low ($)	Volume
June (from June 5, 2009)	$12.85	$9.77	5,405,534
July	$13.50	$10.92	2,717,708
August	$14.19	$12.89	2,628,811
September	$13.48	$12.71	6,559,974
October	$13.67	$12.47	2,327,138
November	$14.36	$12.70	6,735,252
December	$16.25	$14.09	6,249,210

MATERIAL CONTRACTS

        The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation and its subsidiaries within the most recently completed fiscal year or before the most recently completed fiscal year but still in force and in effect:

  •
  The Merger Agreement dated as of November 11, 2009 among IESI-BFC Ltd., Waste Services, Inc. and IESI-BFC Merger Sub, Inc. pursuant to which IESI-BFC Ltd. agreed to acquire Waste Services, Inc.

  •
  The Second Amended and Restated Securityholders' Agreement dated June 30, 2009 among IESI-BFC Ltd., IESI-BFC Holdings Inc. and IESI Corporation, on behalf of the Retained Interest Holders.

 AUDIT COMMITTEE INFORMATION

        The Audit Committee of the Board of Directors is presently comprised of the following members: Mr. Joseph J. Wright, Mr. James J. Forese, (Chair), Mr. Daniel R. Milliard and Mr. Douglas Knight. The composition of the Audit Committee from time to time shall be consistent with the requirements of the Second Amended and Restated Securityholders' Agreement. Each member of the Audit Committee is independent and financially literate within the meaning of applicable securities laws including National Instrument 52-110 of the Canadian Securities Administrators, as amended from time to time.

Relevant Education and Experience

        Each member of the Audit Committee has acquired significant financial experience and exposure to accounting and financial issues.

        Mr. Forese served as Chairman and Chief Executive Officer of IBM Credit Corporation and Chairman and Chief Executive Officer of IKON Office Solutions for five years. Mr. Forese also previously held the positions of Corporate Vice President, Finance and Corporate Vice President and Controller with IBM Corporation. He holds an M.B.A. from Massachusetts Institute of Technology.

        Mr. Wright has been the Managing Partner of Barnagain Capital since February 2001. He was formerly Managing Partner of Crosbie & Company Inc., and prior to that he was President and Chief Executive Officer for Swiss Bank Corporation (Canada). During his professional career, Mr. Wright spent 23 years with Citibank as a lending officer, approximately nine years with Burns Fry as an investment banker and two years with Swiss Bank Canada as President. During all of these years he was responsible for review of financial statements and financial analysis. He has served on many audit committees and also served as the chair of four audit committees.

        Mr. Milliard previously served as an executive officer of two public companies. He was the Chief Executive Officer of GT Group Telecom Inc. and was at various times Vice Chairman, President, Chief Operating Officer and a director of Hyperion Communications. Mr. Milliard holds a B.S. in Business Administration, a M.A. in Business and a J.D. in Law. Mr. Milliard is a graduate of The Directors College Chartered Director program.

        Mr. Knight is President of St. Joseph Media, Inc. Mr. Knight has previously served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York, Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto.

        Mr. Dickinson is currently a Managing Partner of Thayer/Hidden Creek Partners. Mr. Dickinson spent 15 years in mergers and acquisitions, most recently as Co-Head of Global Mergers & Acquisitions at Merrill Lynch and is on the board of directors of Caterpillar Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.

Pre-Approval Policies and Procedures

        The Audit Committee has established a policy of pre-approving all non-audit services to be performed for the Corporation by its external auditors, subject to a review of the compatibility of the non-audit engagement with the external auditors' independence. The Committee may not engage the external auditors to perform those specific non-audit services proscribed by law or regulation. The Committee may delegate authority to one or more members with respect to the authority to grant pre-approvals of permitted non-audit services, to the extent permitted by applicable law.

Audit Fees

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$1,842,823 and C$1,599,744 for 2009 and 2008, respectively, for audit services.

Audit-Related Fees

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$172,667 and C$94,410 for 2009 and 2008, respectively, for audit-related services.

Tax Fees

        Deloitte & Touche LLP billed the Corporation and its subsidiaries C$131,695 and C$292,845 for 2009 and 2008, respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

        Not applicable.

Audit Committee Charter

        The charter of the Audit Committee is attached to this annual information form as Schedule "A".

INTERESTS OF EXPERTS

        Deloitte & Touche LLP, Independent Registered Chartered Accountants, Licensed Public Accountants, is the auditor of the Corporation and prepared an auditors' report dated February 23, 2010 in respect of the Corporation's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2009 and 2008. Deloitte & Touche LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

        Additional information including the Corporation's directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans, if applicable, will be contained in the Corporation's information circular for its next annual meeting of Shareholders, to be held later in 2010.

        Additional financial information is provided in the Corporation's audited consolidated financial statements for the year ended December 31, 2009 and the management's discussion and analysis related thereto in the Corporation's annual report for the year ended December 31, 2009.

        You may access further information about the Corporation including disclosure documents, reports, statements or other information that the Corporation files with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and on the Corporation's web site at www.iesi-bfc.com.

 SCHEDULE A — AUDIT COMMITTEE CHARTER

        IESI-BFC LTD. (the "Corporation")

AUDIT COMMITTEE CHARTER

1.
RESPONSIBILITY

  The Audit Committee is responsible for representing and assisting the Board of Directors of the Corporation (the "Board") in fulfilling its oversight responsibilities in relation to:

  •
  the integrity of the Corporation's financial statements;

  •
  the Corporation's compliance with legal and regulatory requirements as they relate to the Corporation's financial statements;

  •
  the qualifications, independence and performance of the Auditor;

  •
  internal controls and disclosure controls;

  •
  the performance of the Corporation's internal audit function; and

  •
  performing the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

2.
MEMBERS

  The Board of Directors of the Corporation shall appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee shall be selected by the Board on recommendation of the Governance and Nominating Committee of the Board, and shall be selected based upon the following, to the extent that the following are required under applicable law;

  •
  each member shall be an Independent Director;

  •
  each member shall be financially literate; and

  •
  at least one member shall have accounting or financial expertise.

  For the purpose of this Charter, the term "Independent Director" shall mean a director that satisfies both the standards set forth in National Instrument 52-110 — Audit Committees of the Canadian Securities Administrators ("NI 52-110") and applicable New York Stock Exchange listing standards, as amended or replaced from time to time. The term "financially literate" shall have the meaning attributed thereto in NI 52-110, and shall at a minimum require the ability to read and understand the Corporation's basic financial statements.

  The term "accounting or related financial experience" shall mean the ability to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles ("GAAP"), according to which the Corporation's financial statements are prepared and have such other accounting or related financial management expertise that is in accordance with the rules and regulations of the US Securities and Exchange Commission and applicable New York Stock Exchange listing standards.

i

3.
CHAIRMAN

  Each year, the Board of Directors of the Corporation shall appoint one member to be Chairman of the Audit Committee. If, in any year, the Board of Directors of the Corporation does not appoint a Chairman, the incumbent Chairman shall continue in office until a successor is appointed.

4.
TENURE

  Each member shall hold office until his or her term as a member of the Audit Committee expires or is terminated.

5.
REMOVAL AND VACANCIES

  Any member may be removed and replaced at any time by the Board. The Board shall fill vacancies in the Audit Committee by appointment from among the members of the Board. If a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

6.
DUTIES

  The Audit Committee shall have the duties set out below as well as any other duties that are specifically delegated to the Audit Committee by the Board.

  (a)
  Appointment and Review of Auditor

    The Auditor is ultimately accountable to the Audit Committee as representatives of the shareholders of the Corporation. Accordingly, the Audit Committee shall evaluate and be responsible for the Corporation's relationship with the Auditor. Specifically, the Audit Committee shall:

    •
    select, evaluate and nominate the Auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

    •
    review the Auditor's engagement letter;

    •
    at least annually, obtain and review a report by the auditor describing the auditor's internal quality control procedures and a report from the auditor confirming that they have been reviewed and are in good standing with the appropriate independent oversight body such as the Canadian Public Accountability Board or the Public Corporation Accounting Oversight Board, or other governmental or professional authorities.

  (b)
  Confirmation of Independence of Auditor

    At least annually, and before the Auditor issues its report on the annual financial statements, the Audit Committee shall:

    •
    ensure that the Auditor submits a formal written statement describing all relationships between the Auditor and the Corporation;

    •
    discuss with the Auditor any disclosed relationship or services that may affect the objectivity and independence of the Auditor; and

    •
    obtain written confirmation from the Auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs.

  (c)
  Rotation of Engagement Partner/Lead Partners

    The Audit Committee shall, after taking into account the opinions of management, evaluate the performance of the Auditor and the engagement partner/lead partners and shall rotate the engagement partner/lead partners when required or necessary.

  (d)
  Pre-Approval of Non-Audit Services

    The Audit Committee shall pre-approve the retaining of the Auditor for any non-audit service, provided that no approval shall be provided for any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the retaining of the Auditor for any non-audit service, the Audit Committee shall consider the compatibility of the service with the Auditor's independence. The Audit Committee may pre-approve the retaining of the Auditor for the engagement of any non-audit services by establishing policies and procedures to be followed prior to the appointment of the Auditor for the provision of such non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by applicable law. Between scheduled Audit Committee meetings, the Chair of the Audit Committee subject to the policy approved by the Board, is authorized to pre-approve audit or non-audit service engagement fees and terms. At the next Audit Committee meeting, the Chair of the Audit Committee will report to the Audit Committee any such pre-approval given.

  (e)
  Communications with Auditor

    The Audit Committee shall meet privately with the Auditor as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfill its responsibilities (which shall not be less frequently than quarterly) to discuss any items of concern to the Audit Committee or the Auditor, such as:

    •
    matters that will be referred to in the Auditor's management letter;

    •
    whether or not the Auditor is satisfied with the quality and effectiveness of the financial recording procedures and systems; and

    •
    the extent to which the Auditor is satisfied with the nature and scope of the Auditor's examination.

  (f)
  Review of Audit Plan

    The Audit Committee shall review a summary of the Auditor's audit plan in advance for each audit.

  (g)
  Review of Audit Fees

    The Audit Committee has the direct responsibility for approving the Auditor's fee. In approving the Auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Corporation and the extent of internal audit and other support provided by the Corporation to the Auditor.

  (h)
  Review of Annual Audited Financial Statements

    The Audit Committee shall review the annual audited financial statements, together with the Auditor's report thereon, before recommending them for approval by the Board, to assess whether or not they present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows of the Corporation. The Audit Committee shall also review the MD&A relating to the annual audited financial statements.

    In conducting their review, the Audit Committee should:

    •
    discuss the annual audited financial statements and MD&A with management and the Auditor;

    •
    consider the quality of, and not just the acceptability of, the accounting principles applied, the reasonableness of management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;

    •
    discuss with the Auditor its report which addresses:

    –
    all critical accounting policies and practices to be used;

    –
    all alternative treatments of financial information within GAAP that have been discussed with management of the Corporation, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the Auditors; and

      –
      other material written communication between the Auditor and management of the Corporation, such as any management letter or schedule of unadjusted differences;

    •
    discuss any analyses prepared by management or the Auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP;

    •
    discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Corporation's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

    •
    consider any changes in accounting practices or policies and their impact on financial statements of the Corporation;

    •
    discuss with management, the Auditor and, if necessary, legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

    •
    discuss with management and the Auditor correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies;

    •
    discuss with the Auditor any special audit steps taken in light of any material weaknesses in internal control;

    •
    discuss with the Auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the Auditor that were not applied (because they were immaterial or otherwise), and significant disagreements with management;

    •
    consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements;

    •
    satisfy itself that appropriate accounting policies and practices have been selected and applied consistently; and

    •
    satisfy itself that management has established appropriate procedures to comply with applicable legislation for the remittance of taxes, pension monies and employee remuneration.

v

  (i)
  Review of Interim Financial Statements

    The Audit Committee shall also engage the Auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements. The Audit Committee should discuss the interim financial statements and related MD&A with management and the Auditor and, if satisfied that the interim financial statements present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows, approve the interim financial statements and review the related MD&A on behalf of the Board.

  (j)
  Review of Other Financial Information

    The Audit Committee should generally discuss earnings releases, as well as the nature of financial information and earnings guidance provided to analysts and rating agencies in accordance with the Corporation's disclosure policy.

  (k)
  Review of Prospectuses and Other Regulatory Filings

    The Audit Committee shall review all other financial statements of the Corporation that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities.

  (l)
  Review of Internal Audit Function

    The Audit Committee shall review the mandate of the internal audit function, the budget, planned activities and organizational structure of the internal audit function to ensure that it is independent of management and has sufficient resources to carry out its mandate.

  (m)
  Relations with Management

    The members shall meet privately with management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or management.

    The Audit Committee shall, subject to regulatory or professional guidelines, recommend to the Board policies relating to hiring former partners or employees of the Auditor who were engaged on the Corporation's account.

  (n)
  Oversight of Internal Controls and Disclosure Controls

    The Audit Committee shall review with management the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use and ensure the accuracy of the financial records.

    The Audit Committee shall review with management the controls and procedures that have been adopted to ensure the disclosure of all material information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or the rules of those stock exchanges on which securities of the Corporation are listed or quoted.

  (o)
  Legal Compliance

    The Audit Committee shall review with legal counsel any legal matters that may have a significant effect on the Corporation's financial statements. The Audit Committee should review with legal counsel material inquiries received from regulators and governmental agencies. The Audit Committee shall review any material matters arising from any known or suspected violation of the Corporation's Code of Conduct and any material concerns regarding questionable accounting or auditing matters raised through the Corporation's ethics response line.

  (p)
  Risk Management

    The Audit Committee shall meet periodically with management to discuss the Corporation's policies with respect to risk assessment and management.

  (q)
  Taxation Matters

    The Audit Committee shall review the status of taxation matters of the Corporation.

  (r)
  Confirmation from CEO and CFO

    The Audit Committee shall obtain confirmation from the Chief Executive Officer and the Chief Financial Officer (and considering the external auditors' comments, if any, thereon) to their knowledge that:

    (i)
    the audited financial statements, together with any financial information included in the annual management's discussion and analysis and annual information form, fairly present in all material respects the Corporation's financial condition, results of operations and cash flows, as of the date and for the periods presented in such filings; and

    (ii)
    that the interim financial statements, together with any financial information included in the interim management's discussion and analysis, fairly present in all material respects the Corporation's financial condition, results of the operations and cash flows, as of the date and for the periods presented in such filings.

  (s)
  Appointment and Replacement of the CFO

    The Audit Committee shall approve the appointment and replacement of the Chief Financial Officer and review with the Chief Financial Officer the appointment and replacement of other members of senior management who will be involved in financial reporting.

    The Audit Committee shall, in conjunction with the Governance and Nominating Committee, review succession plans for the Chief Financial Officer and the Controller.

7.
COMPLAINTS PROCEDURE

  The Audit Committee shall establish a procedure for the receipt, retention and follow-up of complaints received by the Corporation regarding accounting, internal controls, disclosure controls or auditing matters and a procedure for the confidential, anonymous submission of concerns by employees of the Corporation regarding accounting, internal controls, or auditing matters.

8.
REPORTING

  The Audit Committee shall report to the Board on:

  •
  the Auditor's independence;

  •
  the performance of the Auditor and the Audit Committee's recommendations regarding the reappointment or termination of the Auditor;

  •
  the performance of the internal audit function;

  •
  the adequacy of the Corporation's internal controls and disclosure controls;

  •
  the Audit Committee's review of the annual and interim financial statements of the Corporation and any GAAP reconciliation, including any issues with respect to the quality or integrity of the financial statements, and shall recommend whether or not the Board should approve the financial statements and any GAAP reconciliation;

  •
  the Audit Committee's review of the annual and interim MD&A;

  •
  the Audit Committee's review of the Annual Information Form;

  •
  the Corporation's compliance with legal and regulatory matters to the extent they affect the financial statements of the Corporation; and

  •
  all other material matters dealt with by the Audit Committee.

9.
REVIEW AND DISCLOSURE

  This Charter should be reviewed by the Audit Committee at least annually and be submitted to the Governance and Nominating Committee for consideration with such amendments as the Audit Committee proposes and for recommendation to the Board for approval with such further amendments as the Governance and Nominating Committee proposes.

  This Charter may also be posted on the Corporation's Web site.

10.
MEETINGS

  The time and place at which meetings of the Audit Committee shall be held, and procedures at such meetings shall be determined from time to time by, the Audit Committee, unless otherwise determined by the by-laws of the Corporation; provided that notice of every such meeting shall be given to the auditors of the Corporation, and provided further that meetings shall be convened whenever requested by the auditors or any member of the Audit Committee in accordance with the Business Corporations Act (Ontario).

  The Secretary of the Corporation shall, upon the request of the Audit Committee Chairman, any member of the Audit Committee, the external auditors of the Corporation, the President and Chief Executive Officer of the Corporation or the Chief Financial Officer of the Corporation, call a meeting of the Audit Committee by letter, telephone, facsimile, telegram or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

  Any member of the Audit Committee may participate in the meeting of the Audit Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

  The Audit Committee may invite such officers, directors and employees of the Corporation and its subsidiaries and the external auditors of the Corporation as it may see fit, from time to time, to attend at meetings of the Audit Committee.

  A quorum for the transaction of business of the Audit Committee shall consist of two members of the Audit Committee.

11.
RETENTION OF EXPERTS

  The Audit Committee may engage such special legal, accounting or other experts, without Board approval and at the expense of the Corporation, as it considers necessary to perform its duties.

QuickLinks

  Exhibit 99.1
TABLE OF CONTENTS
IESI-BFC LTD. ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2009 DATED MARCH 31, 2010
FORWARD-LOOKING STATEMENTS
FINANCIAL DISCLOSURE
THE CORPORATION
IESI-BFC'S INDUSTRY
BUSINESS OF THE IESI-BFC GROUP
RISK FACTORS
DIVIDENDS AND CAPITAL STRUCTURE
MANAGEMENT
MARKET FOR SECURITIES
MATERIAL CONTRACTS
AUDIT COMMITTEE INFORMATION
INTERESTS OF EXPERTS
ADDITIONAL INFORMATION
SCHEDULE A — AUDIT COMMITTEE CHARTER